FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated May 11, 2004 regarding the joint venture details of Hitachi-Omron Terminal Solutions, Corp.

2.	Press release dated May 25, 2004 regarding the merger agreement of Hitachi, Ltd., TOKICO LTD. and Hitachi Unisia Automotive, Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date June 3, 2004	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi and Omron Announce Joint Venture Details

For Hitachi-Omron Terminal Solutions, Corp.

Tokyo, May 11, 2004 — Hitachi, Ltd. (NYSE:HIT / TSE: 6501) and Omron Corporation (TSE / OSE: 6645) today decided the outline of a joint venture for combining their ATM and other information equipment businesses. Today’s decision is based on an agreement between the two companies that was reached on January 26, 2004.

The new company, to start operations on October 1, 2004, will be called Hitachi-Omron Terminal Solutions, Corp. and will be responsible for the planning, development, manufacture and sales of ATMs and other self-service machines, terminal systems and other information equipment as well as for the modules and solutions businesses.

Aiming for a globally competitive position, in an information equipment market expected to see growth during the ubiquitous era, the new company will fulfill broad customer needs by providing optimal solutions based on recognition and handling technologies for cash, cards, passbooks, forms, etc. and other human interface technologies that enable simple operation for customers and end-users.

Reorganization Overview

1. Company Name: Hitachi-Omron Terminal Solutions, Corp.

2. Overview of Corporate Separation:

(1) Schedule for the corporate separation

May 11, 2004	Approval by executive officers of corporate separation agreement (Hitachi)
Approval by directors of corporate separation agreement (Omron)
Conclusion of corporate separation agreement
June 24, 2004	Approval of corporate separation agreement by shareholders (Omron, planned)
October 1, 2004	Date of corporate separation (tentative)
Registration of corporate separation (tentative)

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(2) Method used for corporate separation

a) Method used for corporate separation

Hitachi and Omron will transfer their business units to a new company jointly established by them through a joint corporate separation. Hitachi will conduct a simple corporate separation in accordance with Article 374-6 of the Commercial Code of Japan.

b) Reason for using this method

Hitachi and Omron have agreed to jointly establish a company with the aims of increasing the efficiency of information equipment and module development, stabilizing the information equipment and module businesses, and bolstering business activities in Japan and overseas, including the solutions business. The method was chosen to ensure a smooth transition of business activities to the new company.

(3) Stock allocation

a) Allocation ratio

To ensure that the allocation ratio is fair and appropriate, Hitachi and Omron each asked third parties to examine the value of their respective business to be separated. Based on discussions by the two companies concerning the results of these examinations, Hitachi and Omron agreed on a ratio of 55:45.

b) Stock allocation

Hitachi will receive 55,000 shares of common stock to be issued by the new company.

Omron will receive 45,000 shares of common stock to be issued by the new company.

c) Basis for calculations, calculation method and results of third-party calculations

The third parties analyzed the shareholder value on a consolidated basis of the two companies’ businesses that are to be separated, and calculated the allocation ratio based on a comprehensive consideration of the results of applying the discounted cash flow method, peer company comparisons and other methods. This process was conducted based on an examination of various documents regarding separation that were provided by the two parties as well as discussions with the two parties.

(4) Payments

There will be no payments with regard to the allocation of shares.

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(5) Rights and obligations transferred to the new company

Hitachi and Omron will transfer to the new company all property, intellectual property rights, debtors and creditors and rights and obligations related to contractual status of the businesses to be separated.

(6) Outlook for fulfillment of financial obligations

Hitachi and Omron have judged that all obligations to be assumed by each company will be fulfilled.

(7) Newly appointed directors of the new company

Chairman of the Board	Kunihiro Kamiya
(General Manager, E-Solutions Division of Hitachi’s Information & Telecommunication Systems)
President & CEO	Akihiko Otani
(Senior Managing Officer of Omron, President of Financial Systems Business Company)
Director and Vice President	Tetsuji Shimojou
(General Manager, Mechatronics Systems Division of Hitachi’s Information & Telecommunication Systems)
Director	Tadao Tateisi
(Senior Managing Director of Omron)
Director	Masahiro Hayashi
(Executive Officer, Chief Executive Officer of Hitachi’s Information & Telecommunication Systems)
Auditor	Kazunori Tsukamoto
(Assistant to President and Director of Hitachi Asahi Electronics Co., Ltd.)
Auditor	Tsutomu Ozako
(Corporate Auditor of Omron)
Auditor	Toshitake Hasunuma
(Senior Manager, Finance Management Office of Hitachi’s Information & Telecommunication Systems)

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3. Profiles of Hitachi, Omron and Hitachi-Omron Terminal Solutions, Corp.

(as of March 31, 2004, provisional data as of establishment for new company)

Name	Hitachi, Ltd.	Omron Corporation	Hitachi-Omron Terminal Solutions, Corp.
Business content	Development, manufacture, sale and services for information and communications systems, power and industrial systems, digital media and consumer products.	Development, manufacture, sale and services for factory automation systems, control equipment, electronic components, financial systems, social systems, transportation systems, and PC peripheral products.	Planning, development, design, manufacture, sale and services for ATMs and other information equipment
Established	February 1, 1920 (Instigated in 1910)	May 19, 1948 (Instigated in 1933)	October 1, 2004 (tentative)
Head office location	4-6, Kanda-Surugadai, Chiyoda-ku, Tokyo	801, Tsuchido-cho, Shiokoji, Horikawa, Shimogyo-ku, Kyoto	Ohsaki New City, Bldg. No.3, 1-6-3 Ohsaki, Shinagawa-ku, Tokyo
President	Etsuhiko Shoyama President and Chief Executive Officer	Hisao Sakuta Representative Director and Chief Executive Officer	Akihiko Otani President & CEO
Capital stock	¥282,032 million	¥64,082 million	¥8,500 million
Number of shares held (shares)	3,368,124,876	249,109,236	100,000
Shareholders’ equity	¥1,373,379 million	¥203,387 million	¥43,200 million (Note)
Total assets	¥3,708,385 million	¥383,894 million	¥51,400 million (Note)
Settlement term	March 31	March 31	March 31
Number of employees (unconsolidated basis)	36,582	5,047	1,440 (tentative)
Principal customers	Public sector Manufacturing and non- manufacturing industries as well as government agencies both domestic and overseas	Public sector Manufacturing and non-manufacturing industries as well as government agencies both domestic and overseas	Public sector Manufacturing and non-manufacturing industries as well as government agencies both domestic and overseas, Hitachi, Ltd., and Omron Corporation
Major shareholders and holdings	The Master Trust Bank of Japan, Ltd. 5.02% Japan Trustee Services Bank, Ltd. 6.07% NATS CUMCO 6.00%	Japan Trustee Services Bank, Ltd. 9.36% The Master Trust Bank of Japan, Ltd. 8.94% State Street Bank and Trust Company 3.65%	Hitachi, Ltd. 55.0% Omron Corporation 45.0%
Primary transaction banks	Mizuho Corporate Bank, Ltd. UFJ Bank Ltd. Mizuho Trust & Banking Co., Ltd. Others	The Bank of Tokyo-Mitsubishi, Ltd. Sumitomo Mitsui Banking Corp. The Bank of Kyoto, Ltd. Others	To be decided
Significant relationships	Capital	Hitachi and Omron Hitachi are the owners of the new company
	Human resources	Hitachi plans to transfer 1,020 of its employees to the new company Omron plans to transfer 420 of its employees to the new company
	Transactions	The new company will sell products to Hitachi, Hitachi Group companies, Omron Group companies as well as offer maintenance services on an outsourcing basis

Note: Computed based on the assets and liabilities to be transferred (tentative) under 5. (2).

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4. Financial Results (for the most recent three years)

(million yen)

	Hitachi, Ltd. (Separating company)			Omron Corporation (Separating company)
Fiscal year ended	2002/3/31	2003/3/31	2004/3/31	2002/3/31	2003/3/31	2004/3/31
Net sales	3,522,299	3,112,411	2,488,873	347,223	350,459	351,075
Operating income (loss)	(84,742)	53,741	7,548	(2,149)	8,166	9,787
Ordinary income (loss)	(81,663)	52,014	20,183	(2,186)	6,815	13,065
Net income (loss)	(252,641)	28,289	40,111	(8,840)	(10,291)	6,273
Net income (loss) per share (yen)	(75.69)	8.38	12.14	(35.59)	(41.61)	25.46
Dividend per share (yen)	3.00	6.00	8.00	13.00	10.00	20.00
Shareholders’ equity per share (yen)	408.79	408.26	416.43	911.14	811.99	849.76

5. Business operations to be separated

(1) Description of business operations to be separated

Hitachi, Ltd.

Development, design and manufacture of ATMs and other information equipment for domestic and overseas markets of the Mechatronics Systems Division, overseas sales of same handled by the Information & Telecommunication Systems and activities related to these operations.

Omron Corporation

Development, design, manufacture, sales, and service operations for information equipment in Japan and overseas of the Financial Systems Business Company, and activities related to these operations

(2) Assets and liabilities to be transferred (tentative) (As of March 31, 2004)

Hitachi, Ltd.

Assets		Liabilities
Item	Book value	Item	Book value
Current assets Fixed assets	24.2 billion yen	Current liabilities Long-term liabilities	5.1 billion yen

Omron Corporation

Assets		Liabilities
Item	Book value	Item	Book value
Current assets Fixed assets	27.2 billion yen	Current liabilities Long-term liabilities	3.0 billion yen

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6. Status of Companies Following Corporate Separation

(1) There will be no changes in the names, business activities (except for the businesses to be separated), head offices or CEOs of Hitachi or Omron. Moreover, this transaction will not reduce the paid-in capital of the two companies.

(2) Impact on operating results

The corporate separations will have a negligible impact on the consolidated and non-consolidated operating results of Hitachi and Omron for the fiscal year ending March 31, 2005.

About Hitachi, Ltd.

Hitachi, Ltd. (NYSE:HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004) consolidated sales totaled 8,632.4 billion yen ($81.4 billion).

The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com

About Omron Corporation

Headquartered in Kyoto, Japan, OMRON Corporation is a global leader in the field of automation. Established in 1933 and headed by President and CEO Hisao Sakuta, Omron has more than 23,000 employees in over 35 countries working to provide products and services to customers in a variety of fields including industrial automation, electronic components, social systems (ticket gate machines, ticket vending machines, cash dispensers, and traffic control), and healthcare. The company is divided into five regions and head offices are in Japan (Kyoto), Asia Pacific (Singapore), China (Shanghai), Europe (Amsterdam) and US (Chicago). For more information, visit Omron’s Web site at http://www.omron.com

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FOR IMMEDIATE RELEASE

Hitachi, TOKICO and Hitachi Unisia Automotive Sign Merger Agreement

Tokyo, May 25, 2004 — Hitachi, Ltd. (NYSE:HIT / TSE:6501 / ‘Hitachi’), TOKICO LTD. (TSE:7232 / ‘TOKICO’) and Hitachi Unisia Automotive, Ltd. (‘Unisia’) announced that they have signed a merger agreement today. This agreement is based on merger memorandum of understanding dated March 26, 2004.

1. Overview of the Merger Agreement

(1) Method used for merger

As the surviving company, Hitachi will absorb TOKICO and Unisia, which will be dissolved thereafter. Shares of TOKICO will be de-listed as of September 27, 2004.

(2) Merger ratio

Hitachi and TOKICO asked Nomura Securities Co., Ltd. (‘Nomura Securities’) and KPMG Corporate Finance K.K. (‘KPMG’), respectively, to calculate proposed merger ratios. Based on discussions by Hitachi and TOKICO with reference to the results of these proposals, the two companies agreed on the merger ratio as follows:

Company	Hitachi	TOKICO
Merger ratio	1	0.521

Hitachi shares will not exchange its shares for those of Unisia because Unisia is a wholly owned subsidiary of Hitachi.

Notes

1. Stock allocation ratio

-	0.521 Hitachi shares will be allotted for every 1 TOKICO share held. However, this may change based on discussions among the three companies if there is a significant change in the three companies’ financial position between now and the merger date.
-	No allocation will be made with respect to 26,952,434 shares of TOKICO common stock held by Hitachi.
-	Hitachi will use treasury stock instead of issuing new shares for all the shares allocated at the time of this merger.

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2. Calculation methods and basis of calculations used by third parties

Nomura Securities used the market value method with respect to Hitachi, and the market value, peer company comparison and discounted cash flow methods with respect to TOKICO. Nomura Securities calculated a merger ratio proposal based on a comprehensive analysis using these results.

KPMG used the market value method with respect to Hitachi, and the market value, discounted cash flow and the adjusted net worth methods for TOKICO. KPMG calculated a merger ratio proposal based on a comprehensive analysis using these results.

3. New Hitachi shares issued as a result of this merger

No new shares will be issued because Hitachi will use its treasury stock.

(3) Payments

Hitachi will pay 4 yen per 1 TOKICO share held as an equivalent to TOKICO’s interim dividend from April 1, 2004 to September 30, 2004, within three months of the date of merger to shareholders recorded in TOKICO’s register of shareholders and beneficial shareholders or registered rights holders at the end of the day prior to the merger date. However, this may change based on discussions between Hitachi and TOKICO if there is a significant change in TOKICO’s financial position between now and the merger date.

(4) Capital Stock

There will be no increase in the capital of Hitachi.

There are no changes in the names, business activities, head office or CEOs.

2. Schedule for the merger

May 25, 2004	Conclusion of merger agreement [Board of Directors] (*)
[(*Approval by executive officers at Hitachi, and resolution by Board of Directors at TOKICO and Unisia)]
June 16, 2004	Approval of merger agreement at ordinary general meeting of shareholders (Unisia)
June 25, 2004	Approval of merger agreement at ordinary general meeting of shareholders (TOKICO)
August 20, 2004	Public notice and individual notices of submission of TOKICO share certificates (tentative)
September 27, 2004	Delisting of TOKICO shares from the Tokyo Stock Exchange
September 30, 2004	Deadline for submission of TOKICO share certificates
October 1, 2004	Date of merger (tentative)
Early October 2004	Registration of merger (tentative)

Hitachi will merge the two companies without approval of the general meeting of shareholders’ of the merger agreement, pursuant to the regulations of Article 413-3, Paragraph 1 of the Commercial Code of Japan.

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Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends are used to assist readers in identifying these “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based on current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing, particularly in the context of limited credit availability currently prevailing in Japan;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general economic conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, and ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Regarding the merger between Hitachi, Ltd. and TOKICO LTD.

Hitachi, Ltd. and TOKICO LTD. are Japanese companies. Information distributed in connection with the proposed merger is subject to Japanese disclosure requirements, which are different from those of the U.S. Financial information included herein is prepared in accordance with Japanese accounting standards and may therefore not be comparable to the financial information of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws in respect of the merger, since the companies are located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

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About Hitachi, Ltd.

Hitachi, Ltd. (NYSE: HIT), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004) consolidated sales totaled 8,632.4 billion yen ($81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

About TOKICO LTD.

TOKICO LTD. located principally in Kanagawa, Japan, is a leading and global company, with approximately 4,300 employees working worldwide. In fiscal 2003 (ended March 31, 2004) consolidated sales totaled 125.1 billion yen ($1.1 billion). The company offers automotive parts, measurement and control systems, pneumatic equipment and services therefore in the world. In the field of automotive parts, TOKICO is a manufacturer in an exceptional position manufacturing and selling both suspension systems and brake systems. Using such position to advantage, TOKICO is engaged in and promoting development of various products that makes vehicles safe, comfortable and environmentally friendly. For more information on TOKICO, please access the company’s Web site at http://www.tokico.co.jp

About Hitachi Unisia Automotive, Ltd.

Hitachi Unisia Automotive, Ltd., headquartered in Atsugi, Kanagawa, Japan, is a wholly owned subsidiary of Hitachi, Ltd. and one of the world’s leading automotive parts suppliers, with fiscal 2002 (ended March 31, 2003) unconsolidated sales totaled 173.8 billion yen ($1.6 billion). The company manufactures and markets products, including engine components, engine management systems, anti-lock braking systems and power steering systems.

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